UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2022

Commission File Number 001—32945

WNS (HOLDINGS) LIMITED

(Translation of Registrant’s name into English)

Gate 4, Godrej & Boyce Complex

Pirojshanagar, Vikhroli (W)

Mumbai 400 079, India

+91-22-6826-2100

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

WNS (Holdings) Limited (“WNS”) is incorporating by reference the information set forth in this report on Form 6-K into its registration statements on Form S-8 filed on July 31, 2006 (File No. 333-136168), Form S-8 filed on February 17, 2009 (File No. 333-157356), Form S-8 filed on September 15, 2011 (File No. 333-176849), Form S-8 filed on September 27, 2013 (File No. 333-191416), Form S-8 filed on October 11, 2016 (File No. 333-214042), Form S-8 filed on October 31, 2018 (File No. 333-228070) and Form S-8 filed on October 21, 2020 (File No. 333-249577).

In this report, references to “$” refer to the United States dollars, the legal currency of the United States.

Other Events

WNS, a leading provider of global Business Process Management (“BPM”) services, today announced it has acquired Vuram, a global leader in enterprise automation services. Vuram helps companies accelerate digital transformation by aligning, automating, and optimizing processes using a combination of low-code software applications and intelligent automation platforms. By integrating these technologies into core business operations, Vuram is able to drive end-to-end enterprise automation and the creation of custom, scalable BPM solutions. These solutions include the ability to extract, collect, and categorize data using OCR and AI-based document processing, develop rule-based processing engines and ML-based augmentation, and leverage advanced analytics to improve decision-making. Vuram has also created customizable, low-code, “plug and play” solutions across front, middle, and back-office functions, including industry-specific solutions for the Banking/Financial Services, Insurance, and Healthcare verticals.

Founded in 2011 and headquartered in Chennai, India, Vuram currently has approximately 900 personnel with digital skillsets in India, the United States, Mexico, Australia, Canada, and the UK.

Consideration for the transaction is $165.0 million including up-front payment and expected earn-outs, and excludes adjustments for cash, debt, and working capital. WNS has funded the up-front payment for the acquisition with cash on hand.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 1, 2022

WNS (HOLDINGS) LIMITED

By:	/s/ Sanjay Puria
Name:	Sanjay Puria
Title:	Group Chief Financial Officer